Free Flow, Inc.

December 21, 2023

Via Edgar Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Keira Nakeda

100 F Street, N.E.

Washington, D.C. 20549

Re: Free Flow, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

File No. 000-54868

Ladies and Gentlemen:

Free Flow, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comment contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 16, 2023, relating to the above-referenced filing.

In response to the following enumerated comment in the Comment Letter, we respectfully submit the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page 17

1. Your auditors have included a going concern qualification in their audit report. Please obtain and file a new audit report that is unqualified and meets the requirements in PCAOB Auditing Standards 2415 and 3101. Refer to SAB Topic 1.E.2.

RESPONSE: We have requested that our auditor provide a new audit report and will file it through the EDGAR filing system when we receive it.

Thank you for your assistance and review; we look forward to resolving any further comments or questions. Please reach out to our legal counsel, Callie Jones, at (801)303-5721 with any additional comments.

Sincerely,

Free Flow, Inc.

/s/ Sabir Saleem

Sabir Saleem, CEO